Exhibit 99.1

Enclosure 1

NOT FOR RELEASE PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA

The Royal Bank of Scotland Group plc (“RBS”) – Launch of Placing and Open Offer

4 November 2008

RBS today announces plans to raise £19.7 billion of capital, net of expenses, by the placing and open offer of £15 billion new ordinary shares, underwritten by HM Treasury (the “Placing and Open Offer”) and an issue to HM Treasury of £5 billion of preference shares.

RBS will hold a General Meeting on 20 November 2008.  RBS is announcing:

•                  Significant capital raising to shift the focus of the Group from capital rebuilding to capital strength.

•                  Core Tier 1 capital ratio 7.9 per cent., Tier 1 ratio 11.6 per cent., assuming capital raising had completed 30 September 2008, leaving capital ratios at top end of peer group.

•                  Offer price of 65.5p per share represents 63% of 30 June tangible net asset value per share, after allowing for the new capital raised.

Trading Update

•                  Group underlying profit before impairments in first 9 months of 2008 increased by 7%.

•                  Operating profit, before credit market write-downs and gains on the fair value of own debt, was 8 per cent. lower, reflecting increased impairments in some of our businesses.

•                  Credit market write downs of £206m in the third quarter, in addition to £5.9bn of write downs in the first half of 2008. Some assets previously designated as held-for-trading reclassified.

•                  Group expects economic slowdown, continuing dislocation in financial markets and measures to reduce risk on our balance sheet will adversely affect fourth quarter and full year results.

Strategy

•                  Strategic review under way to refocus the Bank around its powerful group of stable, profitable customer franchises.

•                  Review aimed at achieving appropriate risk-adjusted returns, reduced reliance on wholesale funding and lower exposure to capital-intensive businesses.

•                  Credible future growth opportunities from strong customer franchises, once external environment has stabilised.

•                  Board’s intention is that the UK Government’s holding of Preference Shares will be repurchased as soon as it is prudent to do so. The repurchase of the Preference Shares would allow the resumption of a sustainable and progressive dividend policy for the Ordinary Shares.

RBS will hold a General Meeting on 20 November 2008, at which it will seek approval to increase its authorised share capital, to give its directors authority to allot shares in connection with the Placing and Open Offer and approval of the waiver granted by the Panel on Takeovers and Mergers from the potential requirement for HM Treasury to make a mandatory offer for the Company under Rule 9 of the City Code on Takeovers and Mergers.

Under the Placing and Open Offer, shareholders of RBS on the register on 31 October 2008 will be invited to apply for ordinary shares pro rata to their existing holdings on the basis of 18 new ordinary shares for every 13 existing shares at a price of 65.5p per new ordinary share. However, RBS ordinary shares will continue to trade on the London Stock Exchange and Euronext Amsterdam with the right to participate in the Offer attached until they are marked ex-rights on 10 November 2008. Shareholders who were not on the register by 31 October, but who purchased RBS ordinary shares prior to being marked ex-rights will be able to claim their right to participate in the Open Offer via the normal market claims process. Shareholders will also be able to apply for additional shares (the “Excess Application Facility”) but if the aggregate number of new ordinary shares applied for exceeds the number of new ordinary shares available, applications under the Excess Application Facility will be scaled back pro rata to the number of new ordinary shares applied for under the Excess Application Facility.  Any shares not taken up by existing shareholders will be acquired by HM Treasury.

Further information

Further details regarding the principal terms of the Placing and Open Offer are set out in Appendix V to this announcement.

A presentation to analysts will be held at 9.30am today at 280 Bishopsgate, London, EC2M 4RB.

Contacts

Richard O’Connor	Head of Investor Relations	020 7672 1758

For media enquiries:

Andrew McLaughlin	Group Director, Communications	0131 626 3868 07786 111689

Steven Blaney	Media Relations	020 7085 7617 07525 987 676

Wire Services Conference Call

7:30am, 4 November 2008

Analysts Conference

280 Bishopsgate, London, EC2M 4RB

9:30am, 4 November 2008

Press Call

11:15am, 4 November 2008

Dial-in Numbers

UK Free Call	0800 694 8082
UK Local Call	0845 111 4052
UK Standard International	+44 (0) 1452 568 172

Appendices

I Letter from the Chairman

II Current Trading and Prospects

III Credit Market Exposures

IV Dividends, Dividend Policy and Capital

V Principal Terms of the Placing and Offer

Change of Control and the City Code

The Placing and Open Offer give rise to certain considerations under the City Code on Takeovers and Mergers (the “City Code”). Under Rule 9 of the City Code any person, or group of persons acting in concert, which acquires an interest in shares which, when taken together with an interest in shares already held by him or an interest in shares held or acquired by persons acting in concert with him, carry 30 per cent. or more of the voting rights of a company which is subject to the City Code, that person is normally obliged to make a general offer in cash to all shareholders at the highest price paid by him, or any person acting in concert with him, within the preceding 12 months.

On completion of the Placing and Open Offer, HM Treasury may be interested in shares in RBS in excess of the 30 per cent. threshold in Rule 9 of the City Code. The Panel on Takeovers and Mergers (the “Panel”) has confirmed that, subject to the independent shareholders of RBS voting in favour of a resolution to that effect, the Panel will disapply the requirement to make a general offer under the terms of Rule 9 of the City Code. An appropriate resolution will be put to RBS shareholders at the General Meeting. HM Treasury’s commitment to subscribe for the New Shares and the Preference Shares is conditional on the disapplication of the requirements for a general offer under Rule 9 of the City Code being approved.

This document is not a Prospectus but an advertisement and investors should not subscribe for any securities referred to in this document (the “Securities”) except on the basis of the information contained in the Prospectus.

This document does not constitute an offer to sell, or a solicitation of an offer to subscribe for, Securities in any jurisdiction in which such offer or solicitation is unlawful.

This document is not for distribution, directly or indirectly, in or into Canada, Australia, Japan or South Africa. This document does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Securities have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”).

The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States. In addition, subject to certain limited exceptions, holders of American depository shares representing ordinary shares will not be entitled to participate in the Placing and Open Offer.

Neither the content of RBS’s website nor any website accessible by hyperlinks on RBS’s website is incorporated in, or forms part of, this document.

The distribution of this document and/or the Prospectus and/or the Application Forms and/or the transfer or offering of New Shares into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Certain statements made in this document constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements can be identified by the use of words such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, “continue” or similar expressions and relate to, among other things, risks concerning borrower credit quality, the performance of RBS’s various business units in the near to medium term, the amount by which RBS expects to write down the value of certain of its assets, RBS’s expectations in respect of the securities offering, its capital ratios and its dividend payout ratio, RBS’s business strategy and its plans and objectives for future operations. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statement. Factors that might cause forward-looking statements to differ materially from actual results, include but are not limited to: the ability of RBS to access sufficient funding to meet its liquidity needs; developments in the current crisis in the global financial markets, and their impact on the financial industry in general and RBS in particular; the financial stability of other financial institutions, including RBS’s counterparties; the value and effectiveness of any credit protection purchased by RBS; the extent of future write-downs and impairment charges caused by depressed asset valuations, and the adequacy of RBS’s impairment provisions and loss reserves in relation thereto; RBS’s ability to achieve revenue benefits and cost savings from the integration of certain of ABN AMRO’s businesses and assets; the potential exposure of RBS to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk; changes in RBS’s credit ratings; general economic conditions in the United Kingdom, countries in Europe and Asia in which RBS has business activities and the United States; the monetary and interest rate policies of central banks, in particular the Bank of England, the European Central Bank, the Dutch Central Bank, the Board of Governors of the US Federal Reserve System and other G-7 central banks; limitations on, or additional requirements imposed on, RBS’s activities as a result of HM Treasury’s planned investment in RBS; changes in the pricing environment; the effects of competition and consolidation in the markets in which RBS operates; tax consequences of the restructuring of ABN AMRO; changes in applicable laws, regulations and taxes in jurisdictions in which RBS operates; the inability of RBS to hedge certain risks economically; the results of the Placing and Open Offer; and the success of RBS in managing the risks involved in the foregoing. These forward-looking statements speak only as of the date of this announcement. The information and opinions contained in this announcement are subject to change without notice and, subject to compliance with applicable law, RBS assumes no responsibility or obligation to update publicly or review any of the forward-looking statements contained herein.

Appendix I

LETTER FROM THE CHAIRMAN OF RBS

4 November 2008

Dear Shareholder,

Capital raising by way of a placing and open offer of 22,909,776,276 New Shares at 65.5 pence per share

On 13 October 2008, the Board announced its intention to strengthen the Company’s balance sheet by way of a placing and open offer of £15 billion in New Shares underwritten by HM Treasury and an issue to HM Treasury of £5 billion of Preference Shares. This is expected to raise total proceeds of £19.7 billion, net of expenses, and enable the Group to avail itself of new sources of liquidity and funding support introduced by HM Treasury as part of its funding and capital package.

This decision was reached by the Board with considerable regret as we recognised the impact it would have on Shareholders. However, the Board is convinced that further significant capital raising is required in order to shift the focus of the Group from capital rebuilding to capital strength, to provide confidence to our customers and investors and to give the Group the financial capability to protect and deliver the value of its established and profitable customer franchises during these unprecedented economic and market conditions.

HM Treasury has agreed, subject to certain conditions, to underwrite the Placing and Open Offer in full. This means that if the New Shares are not taken up in the Open Offer or in the Placing and the underwriting becomes unconditional in all respects, the New Shares and Preference Shares will be purchased by HM Treasury, thereby guaranteeing that the capital will be raised. RBS will be one of the best capitalised banks in Europe once we take account of this new share capital.

This letter provides you with further details ahead of the General Meeting to be held on 20 November 2008 at which we will ask for your approval of the Resolutions set out in the notice of General Meeting.

Background to the Placing and Open Offer

Earlier this year, the Board concluded that the Group needed to strengthen its capital base and, to accomplish this, it conducted a £12 billion rights issue which completed in June 2008. At the same time, we announced higher target capital ratios for the Group. We reported good progress against those targets in our interim results. However, within a matter of weeks, another severe deterioration in financial market conditions prompted a re-appraisal of capital ratios in the banking sector in Europe and the United States, and an expectation by market participants and governments that these should be strengthened further.

What began as a sub-prime mortgage crisis in the United States last year has evolved into a global financial crisis which, by September 2008, reached the point where confidence in the financial system itself was being called into question. As the Bank of England reported in its October 2008 Financial Stability Report, governments and central banks around the world have responded with large scale interventions. In total, approximately £4.5 trillion has been allocated to support the global financial system, including £395 billion being used to support the recapitalisation of banks.

HM Treasury and the Bank of England have announced a comprehensive scheme to support bank funding and capital. Your Board has decided that it is necessary for RBS to take the opportunity this provides to strengthen significantly the Group’s capital position. In connection with HM Treasury agreeing to underwrite the Placing and Open Offer, HM Treasury has stated that it intends to respect the commercial decisions of RBS and that RBS will continue to have its own independent Board and management team, determining its own strategy. In addition, it is the intention of the Board that the UK Government’s holding of Preference Shares will be repurchased in full as soon as it is prudent to do so and HM Treasury has indicated its encouragement that the Preference Shares be repurchased as soon as practicable. This would allow the resumption of a sustainable and progressive dividend policy for the Ordinary Shares (it is a term of the Preference Shares that no such dividends may be paid while the Preference Shares are in issue).

Just as important as the Group’s capital position are the UK Government’s continuing efforts to support liquidity and funding markets. With the benefit of these actions, the Group is committed to continuing to support its customers in these testing times. While the lending that we undertake must be both responsible and economic, the UK Government’s measures improve our ability to continue this support.

RBS governance, management and strategic change

The Board has initiated changes to its own composition as well as the leadership of the Group. Amongst other changes, Stephen Hester will become Group Chief Executive on 21 November 2008, replacing Sir Fred Goodwin who will step down from that role and from the Board. I have agreed to remain in post to oversee the restructuring of the Board and will retire at the AGM in April 2009.

Significant change in the global economy and our operating environment has affected our businesses to varying degrees and we must respond. Stephen will lead a strategic review of the Group. Its aim will be to focus the Group on those businesses that have a clear competitive advantage and to reduce risk and balance sheet exposures not contributing to that goal. RBS intends to remain a globally significant bank with a focused range of powerful customer-driven franchises in retail and wholesale businesses. The Group will pursue profitable growth opportunities within a disciplined risk framework, conservative capital and funding ratios and a business mix balanced more towards our stable customer businesses.

Trading performance and outlook

In the first nine months of 2008, the Group’s income, before credit market write-downs and movements in the fair value of own debt, held stable at the levels recorded in the same period last year despite the very difficult global market environment. The Group’s total underlying operating profit before impairment losses increased by 7 per cent., reflecting the underlying strength of our main customer-facing franchises.

The weakening economic environment has, however, fed through into a deteriorating trend in credit metrics across all divisions in the third quarter. In some of our businesses the increases in impairments are from a low base but these increases are marked, nevertheless. Consequently, operating profit, before credit market write-downs and gains on the fair value of own debt, was 8 per cent. lower in the first nine months of 2008 than in the same period of 2007.

Credit market write-downs of £206 million were charged against income in the third quarter, in addition to the £5.9 billion of write-downs recorded in the first half of 2008. Following amendments recently issued by the International Accounting Standards Board, a number of assets previously designated as held-for-trading have been reclassified. These reclassifications have had the effect of increasing operating profit by a net £1.2 billion in the third quarter. However, of this amount £682 million was charged to equity through available-for-sale reserves.

The Group’s customer franchises continue to produce attractive pre-impairment results and trends since the end of September 2008 remain broadly in line with the prior quarter. The effects of the severe market dislocation experienced in recent weeks are expected to have an adverse effect on the underlying profitability of the GBM division. Impairment losses are expected to rise in the fourth quarter as a result of the weakening economic climate.

Significant risks remain in both credit conditions and funding markets and it is not possible to forecast with precision the Group’s results for the second half of the year. However, the Board expects that the acceleration of the economic slowdown, the impact of continuing market dislocation and volatility, measures to reduce risk on our balance sheet and the possibility of a reduction in the carrying value of goodwill will adversely affect the Group’s fourth quarter and full year results.

The Board expects the inherent value of the Group’s core banking franchises to reassert itself, as world financial conditions improve and the Board’s actions take effect. In that regard, the resilience of the core business income, and the restructuring actions planned, provide a good measure of medium-term encouragement.

Further information

I refer you to the further explanation and information contained in Appendix V.

Importance of the Resolutions

The Resolutions must be passed by Shareholders at the General Meeting (or, in the case of the Rule 9 Dispensation Proposal, the requirement for it to be passed must be waived) in order for the Placing and Open Offer to proceed. If the Resolutions are not approved by Shareholders and/or the Company is unable to raise sufficient capital through the Placing and Open Offer (including as a result of the termination of the underwriting commitment of HM Treasury) and the issue of the Preference Shares, the Group will need to assess its strategic and operational position and will be required to find alternative methods for achieving requisite capital ratios which may not be available or successful. If the Company is unable to raise sufficient capital through the Placing and Open Offer and the issuance of the Preference Shares and increase its capital ratios sufficiently, there will be adverse consequences for the Company which may, in turn, cause its share price to decline substantially with negative implications for Shareholders.

Directors’ recommendation

The package of measures provided by the UK Government to secure both funding and capital to the banking sector is essential to the Group’s ability to do business.

The Board, which has been so advised by its financial advisers, considers that the Placing and Open Offer and the Rule 9 Dispensation Proposal are fair and reasonable and in the best interests of Shareholders taken as a whole. In providing their advice, the financial advisers have taken into account the Board’s commercial assessments.

The Board unanimously recommends that Shareholders vote in favour of the Resolutions to be put to the General Meeting as they intend to do, or procure, in respect of their own beneficial shareholdings, amounting to approximately 3,161,190 Ordinary Shares, representing approximately 0.02 per cent. of the Existing Shares.

It is the firm intention of the Board and the new management team that the Group will refocus and restructure itself quickly and effectively. This is critical if we are to emerge from this most challenging of periods in the strongest possible position.

This has been an extremely disappointing and difficult time for shareholders, employees and customers but I want to assure you that all of the Board’s energy is devoted to re-establishing the value and reputation of the Group.

Yours sincerely,

Sir Tom McKillop

Chairman

Appendix II

Current Trading and Prospects

This trading update constitutes RBS’s Interim Management Statement for the period from 1 July 2008 to 31 October 2008. Comments relate primarily to pro forma unaudited results for the Group including only the ABN AMRO businesses to be retained by RBS and cover results for the first nine months of 2008 unless otherwise stated. Comparisons are with the first nine months of 2007, unless otherwise stated.

Introduction

The Group’s total income for the first nine months of the year, before credit market write-downs and movements in the fair value of own debt, held stable at the levels recorded in the same period in 2007. Costs were held flat while insurance claims declined, resulting in profit before impairment losses in the nine month period growing by 7 per cent.

Credit metrics show a deteriorating trend across all divisions. Non-performing and potential problem loans at 30 September 2008 represented 1.72 per cent. of loans and advances, compared with 1.47 per cent. at 30 June 2008. The annualised impairment charge in the nine months to 30 September 2008 represented 0.51 per cent. of loans and advances, compared with 0.46 per cent. in the first six months of 2008.

Consequently, operating profit, before credit market write-downs and gains on the fair value of own debt, was 8 per cent. lower in the first nine months of 2008 than in the same period in 2007.

Credit market write-downs of £206 million were charged against income in the third quarter, in addition to the £5.9 billion of write-downs recorded in the first half of 2008. Following amendments recently issued by the International Accounting Standards Board, a number of assets previously designated as held-for-trading have been reclassified. These reclassifications have had the effect of increasing operating profit by a net £1.2 billion in the third quarter.  However, of this amount £682 million was charged to equity through available-for-sale reserves. Further details of these reclassifications and of the write-downs are set out under the heading ‘‘Credit market exposures’’.

Although loan growth slowed across a number of segments, RBS’s risk-weighted assets increased to £543.1 billion at 30 September 2008, compared with £491.7 billion at 30 June 2008, principally as a result of foreign exchange movements and the expiry of a number of risk-mitigating transactions within GBM. As a result, RBS’s core Tier 1 ratio at 30 September 2008 was 5.2 per cent. and its Tier 1 ratio was 7.9 per cent., on a proportional consolidated basis, compared with 5.7 per cent. and 8.6 per cent., respectively, at 30 June 2008, on the same basis.

Had the recommended capital raising been completed on 30 September 2008, it would have had the effect of increasing the Group’s 30 September 2008 core Tier 1 capital ratio to 7.9 per cent. and its Tier 1 ratio to 11.6 per cent. each on a proportional consolidated basis. Actual capital ratios at 31 December 2008 will, however, depend on a number of other factors, including earnings retentions, movements in risk-weighted assets, further possible credit market write-downs and disposals.

RBS has continued to make good progress with the integration of the ABN AMRO businesses it acquired, with both cost savings and revenue synergies achieved in the first nine months of 2008 well ahead of budget.

UK Retail & Commercial Banking has continued to grow income net of bancassurance claims. However, in recent months growth has slowed, particularly in the consumer and small business segments, in line with general economic conditions.

RBS has taken advantage of opportunities to write good credit quality mortgages at attractive margins. Mortgage balances at 30 September 2008 were 13 per cent. higher than a year earlier, and the Group achieved an 18 per cent. share of net new mortgage lending in the first eight months of 2008. Unsecured loan balances remained flat during the quarter, credit card balances declined slightly and deposits remained stable. In the UK Wealth business, recent falls in stock markets have reduced income growth rates and assets under management.

RBS retained its number one position supporting small and medium-sized businesses in the UK, growing loan balances by 12 per cent. from a year earlier and maintaining a market share of over 25 per cent.

As anticipated in the interim results announcement, credit impairments have continued to rise from an historically low level in the SME and commercial segments, with weaker consumer credit metrics also now evident. Impairment losses in the first nine months of 2008 were 9 per cent. higher than in the same period of 2007, whereas impairments in the first half were 2 per cent. lower than in the same period of 2007. As previously indicated leading indicators show some deterioration in the commercial property segment, whilst the housebuilder portfolio is experiencing some pressure given reduced demand. The Group’s mortgage portfolio remains of high quality, with an average indexed mortgage loan-to-value ratio at 30 September 2008 of 51 per cent., compared with 49 per cent. at 30 June 2008, reflecting the decline in house prices. Mortgage arrears have risen slightly but remain below average industry levels.

US Retail & Commercial Banking has achieved modest growth in income in dollar terms in the first nine months of 2008, in spite of a significant decline in the overall levels of US economic activity and a tightening of credit underwriting standards that has constrained volumes and growth in most segments. Commercial banking volumes continue to see good growth. Total expenses increased somewhat more rapidly in the third quarter than in the first half, reflecting higher deposit insurance fees and the phasing of marketing expenditure.

Impairments in the core retail and commercial portfolio have risen sharply during the third quarter, including an increase of $258 million in provision balances. In the non-core Serviced by Others portfolio, provision balances totalled $420 million at 30 September 2008, up $7 million from 30 June 2008, providing a coverage ratio of 2.7 times non-performing loans.

Operating profit in the first nine months of the year was approximately 40 per cent. lower than in the same period of 2007.

Europe & Middle East Retail & Commercial Banking’s performance has been impacted by deteriorating economic conditions in its major markets in Northern Ireland and the Republic of Ireland; income growth has slowed and credit costs are continuing to rise. Deposit pricing has remained competitive in the Irish market, and the increased cost of funds has fed through into net interest margin more quickly than the progressive re-pricing of loan assets. The number of commercial borrowers on watch list increased during the quarter, primarily within the commercial property sector. Ulster Bank’s commercial portfolio remains well diversified, and the proportion of commercial property commitments secured on speculative developments remains modest.

Outside Ireland, E&ME Retail and Commercial has continued to make good progress with a strong performance in the United Arab Emirates.

Asia Retail & Commercial Banking has seen a moderation in its income growth rate, reflecting the more difficult economic and financial market conditions, but has continued to invest in the region, most notably in China and India. Overall results have been affected by a rise in credit impairments.

RBS Insurance continued to perform well, increasing policy numbers in its core motor and non-motor franchises while the decline in the less profitable partnership book has continued. Net claims experience has continued to improve, even excluding the effect of the 2007 floods in the United Kingdom.

Global Transaction Services continued to generate good growth in both income and contribution across a number of products. The trade business in particular achieved significant growth through a number of new mandates and improved margins. International cash management continues to deliver good growth, with deposit balances at 30 September 2008 significantly higher than a year earlier. Merchant services and commercial cards also maintained a steady growth trajectory driven by increased transaction volumes.

Global Banking & Markets has seen good performances during the third quarter in many of its customer and flow businesses, in particular rates and currencies, driven by high volumes of customer activity.  However, a weaker economic and financial market environment has adversely affected equities and credit markets, with low issuance volumes and weakness in asset valuations.  In addition, other effects of market dislocation, including counterparty failures, reduced GBM income by approximately £700 million in September 2008, leaving the division’s underlying operating profit in the first nine months of 2008, before impairments and credit market write-downs, 11 per cent. lower than in the same period of 2007.

The rise in impairments has accelerated, from a very low base, and in the third quarter losses were approximately 50 per cent. higher than the quarterly run-rate experienced in the first half. The increase partly reflects a rise in borrowers, including a number of property companies, transferred into the Group’s corporate restructuring unit.

Risk-weighted assets have grown since 30 June 2008 as a result of foreign exchange movements and the expiry of a number of risk-mitigating transactions. GBM continues to target significant reductions in third party assets with a view to further de-leveraging and de-risking its balance sheet.

Since the end of September 2008, GBM has continued to generate good income growth in rates and currencies. However, specific events relating to the market dislocation, including counterparty and sovereign risk, have reduced income by approximately £1 billion. GBM is expected to record a loss in the fourth quarter, before credit market write-downs and movements in the fair value of own debt.

The sharp declines in a broad range of observable market benchmarks make it likely that further write-downs on the identified credit market exposures may be incurred during the fourth quarter, although these are difficult to forecast in current market conditions. Gains on the fair value of the Group’s own debt recorded so far this year are likely to be reversed, given the tightening of the Group’s credit spreads since the end of September 2008.

Group Manufacturing trends remained broadly in line with the first half, with the cost of business volume growth absorbed by productivity gains.

Outlook

The Group’s customer franchises continue to produce attractive pre-impairment results and trends since the end of September 2008 remain broadly in line with the prior quarter. The effects of the severe market dislocation experienced in recent weeks are expected to have an adverse effect on the underlying profitability of the GBM division. Impairment losses are expected to rise in the fourth quarter as a result of the weakening economic climate.

Significant risks remain in both credit conditions and funding markets and it is not possible to forecast with precision the Group’s results for the second half of the year.  However, the Board expects that the acceleration of the economic slowdown, the impact of continuing market dislocation and volatility, measures to reduce risk on our balance sheet and the possibility of a reduction in the carrying value of goodwill will adversely affect the Group’s fourth quarter and full year results.

The Board expects the inherent value of the Group’s core banking franchises to reassert itself, as world financial conditions improve and the Board’s actions take effect. In that regard, the resilience of the core business income, and the restructuring actions planned, provide a good measure of medium-term encouragement.

Appendix III

Credit market exposures

The Group’s credit market exposures at 30 September 2008 were as follows:

	As at 30 September 2008
	Net exposure(1)	Write-downs before tax(2)	Average price
	(£ millions)		(%)
Asset-backed CDOs(3)	2,191	1,892	37
High grade	1,806	990	52
Mezzanine	385	902	16
Monoline exposures(4)	3,384	2,416	n/a
US residential mortgages(5)	1,085	1,214	63
Subprime	—	303	n/a
Alt-A	277	887	27
Other non-agency	808	24	76
US commercial mortgages(5)	1,739	96	87
Leveraged finance(6)	3,917	899	91
CLOs	777	182	80
		6,699
CDS hedging		(568)
Total net of CDS hedging		6,131

Notes:

(1)	Current exposure net of hedges and write-downs.
(2)	Write-downs before tax for the nine months ended 30 September 2008.
(3)

The increase in net exposures reflects the effect of foreign currency translation. Underlying currency exposures have reduced due to amortisation and cancellations which have also affected weighted average prices and attachment points (set out in the table of RBS’s exposures to super-senior tranches of asset-backed CDOs below).

(4)

Monoline exposures relate to credit protection purchased on credit assets, including CDOs. As the value of the instruments underlying the hedges has fallen, the mark-to-market value of the hedges, and hence the Group’s exposure has increased. Further information relating to exposures to monolines is set out below.

(5)

Comprises net held-for-trading exposures only. Net available-for-sale US exposures are: £545 million Alt-A, £1,411 million other non-agency residential, £996 million commercial mortgages and £1,380 million CDOs.

(6)

Comprises held-for-trading loan commitments. This excludes £5,523 million of loans classified as loans and receivables, including £3,660 million (average price of 90 per cent.) reclassified at 1 July 2008 (see “Amendments to IAS 39” below).

The following table sets out the trend in credit market exposures.

	30 September 2008	30 June 2008	31 December 2007
	(£ millions)
Asset-backed CDOs	2,191	1,969	3,834
High grade	1,806	1,608	2,581
Mezzanine	385	361	1,253
Monoline exposures	3,384	2,398	2,547
US residential mortgages	1,085	1,903	4,319
Subprime	—	257	1,292
Alt-A	277	803	2,233
Other non-agency	808	843	794
US commercial mortgages	1,739	1,478	1,809
Leveraged finance	9,440	10,789	14,506
Held-for-trading	3,917	8,532	11,992
Loans and receivables	5,523	2,257	2,514
CLOs	777	1,051	1,386

The following table sets out RBS’s exposures to super-senior tranches of asset-backed CDOs at 30 September 2008.

	High grade	Mezzanine	Total
Gross exposures (£ million)	7,140	3,046	10,186
Net exposures (£ million)	1,806	385	2,191
Original attachment point	29%	46%	35%
Attachment point post write-down	63%	90%	76%
% of underlying RMBS sub-prime assets	69%	91%	79%
Of which originated in:
– 2005 and earlier	24%	23%	24%
– 2006	28%	69%	46%
– 2007	48%	8%	30%

The following table sets out certain information relating to RBS’s exposures to monoline insurers by counterparty credit quality.

	As at 30 September 2008
	Notional	Fair value of protected assets	Gross exposure
	(£ millions)
AAA / AA	11,989	8,440	3,549
A / BBB	10,333	7,137	3,196
Sub-investment grade	1,814	1,265	549
Total	24,136	16,842	7,294
Hedges with other counterparties			(646)

	As at 30 September 2008
	Notional	Fair value of protected assets	Gross exposure
	(£ millions)
Credit valuation adjustments			(3,264)
Net exposure to monolines			3,384

The following table sets out certain information relating to RBS’s monoline exposures by collateral type.

	As at 30 September 2008
	Notional	Fair value of protected asset	Gross exposure	Split of underlying asset value	Protected asset value as % of notional
	(£ millions)			(%)
RMBS and CDO of RMBS	5,592	1,632	3,960	9.7	29.2
CMBS	4,116	2,959	1,157	17.6	71.9
CLOs	10,637	9,417	1,220	55.9	88.5
Other ABS	3,104	2,417	687	14.3	77.9
Other	687	417	270	2.5	60.7
Total	24,136	16,842	7,294	100.0	69.8

Credit derivative product companies (“CDPCs”) are specialist providers of credit protection principally on corporate exposures in the form of credit derivatives. The Group has purchased protection from CDPCs against a well diversified range of principally high quality investment grade corporate loan and debt obligations.  The fair value of the Group’s exposure to CDPCs at 30 September 2008 was £2.6 billion (notional value £19.9 billion).  All of the Group’s CDPC counterparties were rated AAA by Standard & Poor’s as at 31 October 2008 with the exception of one which was rated AA+, which accounted for £0.1 billion of the fair value of the Group’s exposure at 30 September 2008 (notional value £1.3 billion).  A continuation of the rapid widening in corporate credit spreads observed during October may affect the creditworthiness of such companies and potentially result in ratings downgrades for some CDPCs. The Group is continuing to monitor its exposures to these counterparties.

The following table provides an overview of the leveraged loan portfolio which represents amounts retained from syndications where RBS was lead manager or underwriter:

	30 September 2008	30 June 2008
	(£ millions)
North America	4,795	5,037
United Kingdom	2,620	3,211
Europe	1,949	2,337
Other	76	204
Total leveraged finance	9,440	10,789

RBS also sponsors and administers a number of multi-seller asset-backed commercial paper conduits. During the early part of 2008, RBS’s asset-backed commercial papers saw improved market conditions with some liquidity returning to the market. However, following the bankruptcy filing by Lehman Brothers in September 2008, there was a significant deterioration in the term-liquidity for this paper, typically with only overnight issuance being possible, and with RBS needing to fund some of the assets. More recently there has again been a limited improvement in market conditions, to an extent supported by new facilities being provided by various central banks and governments. RBS’s total liquidity exposure to conduits is £40.7 billion, of which own conduits which are consolidated in its balance sheet account for £39.6 billion. Total assets held by RBS’s own conduits are £30.8 billion, comprising lending in the United States, the United Kingdom, Europe and Asia Pacific. The balance represents undrawn commitments.

Certain financial instruments have been valued using valuation techniques where at least one input (which could have a significant effect on the instrument’s valuation) is not based on observable market data. At 30 September 2008, such financial assets amounted to £29.8 billion (30 June 2008: £28.3 billion; 31 December 2007: £32.7 billion) and financial liabilities amounted to £10.3 billion (30 June 2008: £6.1 billion; 31 December 2007: £15.3 billion). Using reasonably possible alternative assumptions for the valuation of these financial instruments could result in fair value losses of up to £1.1 billion or fair value gains of up to £1.0 billion.

Amendments to IAS 39

In October 2008, the International Accounting Standards Board issued, and the European Union endorsed, amendments to IAS 39 “Financial Instruments: Recognition and Measurement” to permit the reclassification of financial assets out of the held-for-trading and available-for-sale categories subject to certain restrictions. Transfers must be made at fair value and this fair value becomes the instruments’ new cost or amortised cost. The amendments are effective from 1 July 2008. Reclassifications made before 1 November 2008 can be backdated to 1 July 2008; subsequent reclassifications will be effective from the date the reclassification is made.

The Group is reviewing its portfolios of financial assets in the light of the amendments and has initially decided to reclassify certain loans and debt securities, for which no active market existed in 2008 and which management intends to hold for the foreseeable future, out of the held-for-trading category. The balance sheet values of these assets, the effect of the reclassification on the income statement for the three months ended 30 September 2008 and the write-downs relating to these assets recorded in the income statement for the six months ended 30 June 2008 were as follows:

	30 September 2008		1 July 2008	Three months ended 30 September 208		First half 2008
	Carrying value	Fair value	Carrying value	Write-back of mark-to- market losses	Interest accretion	Write- downs
	(£ millions)
Reclassified to loans and receivables:
Loans
Leveraged finance	3,677	3,444	3,660	216	17	(144)
Corporate and other loans	5,803	5,660	5,788	128	15	(93)
	9,480	9,104	9,448	344	32	(237)
Debt securities
RMBS and CDO of RMBS	1,860	1,763	1,850	87	10	(80)
CMBS	499	476	492	16	7	(25)
CLOs	1,104	1,062	1,097	35	7	(6)
Other ABS	768	746	768	22	—	(32)
Other	353	340	353	13	—	(6)
	4,584	4,387	4,560	173	24	(149)
Total	14,064	13,491	14,008	517	56	(386)
Reclassified to available-for-sale debt securities:
RMBS and CDO of RMBS	1,722	1,722	2,170	448	—	(1,195)
CMBS	587	587	730	143	—	(110)
CLOs	6,682	6,682	6,933	251	—	(511)
Other ABS	335	335	362	27	—	(35)
Total	9,326	9,326	10,195	869	—	(1,851)
Total reclassifications	23,390	22,817	24,203	1,386	56	(2,237)
Of which credit market exposures:
Leveraged finance	3,677	3,444	3,660	216	17	(144)
Debt securities with monoline protection	9,068	9,068	9,932	864	—	(1,851)
Total	12,745	12,512	13,592	1,080	17	(1,995)

As a result of the reclassification, total income for the three months to 30 September 2008 was £1,442 million higher; of this amount £682 million was charged to available-for-sale reserves. This was offset by impairment losses of £187 million on debt securities with monoline protection, reclassified as available-for-sale.

Appendix IV

Dividends, Dividend Policy and Capital

Dividends and dividend policy

No dividend will be paid on the Ordinary Shares until the Preference Shares are no longer in issue unless otherwise agreed by HM Treasury. Accordingly, it is the Board’s intention to repurchase the Preference Shares as soon as is prudent and practicable. Such repurchase would be subject to FSA approval and take account of the Group’s capital position at the time of the proposed repurchase and prevailing market conditions. The Preference Shares can be repurchased using replacement Tier 1 capital, retained earnings, the proceeds of disposals (up to an amount equivalent to the core Tier 1 benefit arising from such disposal), gross reductions in risk-weighted assets or as otherwise permitted by the FSA. Repurchase within five years will also require approval of the holders of the Preference Shares. HM Treasury has indicated its encouragement that the Preference Shares be repurchased as soon as practicable, applying a repurchase price of 101 per cent. of their issue price for six months after the issue of the Preference Shares and, thereafter, a price reflecting prevailing market conditions (with no value to be attributed to the fact that upon repurchase by the Company it may become able to pay dividends), in each case subject to FSA approval. HM Treasury has also indicated that upon any sale by it of some or all of the Preference Shares, it would, at its discretion, either impose on any purchaser an obligation to allow the relevant Preference Shares to be repurchased or redeemed by RBS on the same terms (subject to maintaining the Preference Shares’ Tier 1 treatment) or would lift the restrictions on the payment of dividends on Ordinary Shares. The Preference Shares will also be redeemable by the Company at their issue price at its option five years after issue (subject to one month’s notice to the FSA). Dividends on the other preference shares issued by the Company will continue to be payable in accordance with their terms.

Once the Preference Shares have been repurchased or the dividend restriction otherwise amended, it is the Board’s intention to return to a progressive dividend policy taking account of the Group’s capital position, retained earnings and prospects at the time. The restriction on payment of dividends does not preclude the declaration of a capitalisation issue paid out of non-distributable reserves.

Capital

The Placing and Open Offer and Preference Share Issue are expected to raise approximately £20 billion, (approximately £19.7 billion net of expenses).

Assuming the capital raising had completed on 30 September 2008, the Group’s capital ratios at that date would have been as follows:

	30 September 2008
	Core Tier 1 capital ratio %(1)	Tier 1 capital ratio %(1)
Proportional consolidated basis	7.9	11.6

Note:

(1) Prepared using Basel II methodology. Proportional regulatory capital ratios are prepared on a proportional consolidated basis.

In light of the ongoing turbulence and uncertainty facing the financial markets, together with the deteriorating global economic outlook, the Board believes that it is sensible to maintain levels of capital that will ensure that RBS’s capital position remains resilient in the face of yet further shocks to the financial system and to position the Group to remain competitive.

Appendix V

Principal terms of the Placing and Open Offer

Under the Open Offer, RBS invites Qualifying Shareholders to apply to acquire 22,909,776,276 New Shares at the Issue Price of 65.5 pence per New Share, raising approximately £15 billion (approximately £14.7 billion net of expenses). Under the Placing, which may or may not take place, reasonable endeavours will be used to procure placees to take up New Shares at not less than the Issue Price on such terms as may be agreed by HM Treasury, subject to the passing of both of the Resolutions at the General Meeting, Admission of the New Shares and clawback, where applicable, in respect of valid applications by Qualifying Shareholders at the Issue Price.

To the extent New Shares are not taken up under the Open Offer (whether by way of Qualifying Shareholders’ Open Offer Entitlements, Euroclear Open Offer Entitlements or through the Excess Application Facility) or placed in the Placing, subject to the terms of the Placing and Open Offer Agreement, HM Treasury will itself acquire such New Shares at the Issue Price.

The Issue Price of 65.5 pence per New Share represents an 8.6 per cent. discount to the closing price for an Ordinary Share on 10 October 2008, the last business day before the announcement of the Placing and Open Offer. Qualifying Shareholders are, subject to the terms and conditions of the Open Offer, being given the opportunity under the Open Offer to apply for New Shares at the Issue Price on the following pro rata basis:

18 New Shares for every 13 Existing Shares

Applications by Qualifying Shareholders will be satisfied in full up to their Open Offer Entitlements or Euroclear Open Offer Entitlements (as applicable). In addition, pursuant to the Excess Application Facility, Qualifying Shareholders may apply for New Shares in excess of their Open Offer Entitlements or Euroclear Open Offer Entitlements (as applicable). If the total number of New Shares applied for by all Qualifying Shareholders exceeds 22,909,776,276, applications made under the Excess Application Facility will be scaled back pro rata to the number of New Shares applied for by Qualifying Shareholders under the Excess Application Facility.

Entitlements to New Shares will be rounded down to the nearest whole number and fractional Open Offer Entitlements will not be allotted to Qualifying Shareholders but will be aggregated and the resulting New Shares will be issued and sold for the benefit of the Company. Holdings of Existing Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Open Offer as will holdings under different designations and in different accounts.

The Placing and Open Offer will result in 22,909,776,276 New Shares being issued (representing approximately 138 per cent. of the existing issued share capital and 58 per cent. of the enlarged issued share capital immediately following completion of the Placing and Open Offer).

The Placing and Open Offer and the obligation of HM Treasury to acquire the New Shares are conditional, inter alia, upon:

(i) the passing, without amendment, of both of the Resolutions that are to be put to RBS Shareholders at the General Meeting;

(ii) Admission becoming effective by not later than 8.00 a.m. on 12 December 2008 (or such later time and date as HM Treasury may agree); and

(iii) the Placing and Open Offer Agreement having become unconditional in all respects save for the condition relating to Admission.

Certain of the conditions may be waived by HM Treasury at its discretion.  The New Shares, when issued and fully paid, will rank pari passu in all respects with the Existing Shares including the right to receive dividends or distributions made, paid or declared after Admission. Application will be made to the UK Listing Authority and to the London Stock Exchange for the New Shares to be admitted to the Official List and to trading on the London Stock Exchange and to Euronext for the New Shares to be admitted to listing and trading on Euronext Amsterdam. It is expected that Admission will occur and that dealings in the New Shares on the London Stock Exchange will commence at 8.00 a.m. on 1 December 2008. It is also expected that dealings in the New Shares on Euronext Amsterdam will commence at 9.00 a.m. (CET) on 1 December 2008.

Preference Share Issue

Under the Preference Share Subscription Agreement, RBS intends to issue to HM Treasury five million Preference Shares at £1,000 per Preference Share, raising £5 billion. The Preference Share Issue is conditional upon the Placing and Open Offer Agreement becoming unconditional in accordance with its terms.

In respect of the period from (and including) the issue date of the Preference Shares to (but excluding) the date falling five years after such issue date, dividends on the Preference Shares will be payable semi-annually at a rate of 12 per cent. of the liquidation preference of £1,000 per Preference Share per annum. In respect of the period from (and including) the date falling five years after such issue date, to the extent that the Preference Shares are not repurchased on or before such date, dividends will be payable quarterly at a rate, reset quarterly, of 7 per cent. per annum above three-month sterling LIBOR.

Unless otherwise agreed by HM Treasury, no dividend may be paid or distribution made on the Ordinary Shares nor may any Ordinary Shares be redeemed, purchased, cancelled or otherwise acquired by the Company nor may the Company effect a reduction of its Ordinary Share capital which involves a distribution to holders of Ordinary Shares until the Preference Shares have been redeemed or repurchased in full.

On a winding up or liquidation, holders of Preference Shares will be entitled to receive (after the holders of the cumulative preference shares in respect of dividends) any arrears of dividend together with the amount paid up (including premium) in respect of the Preference Shares (being £5 billion). In these circumstances, the entitlement of holders of Preference Shares (along with holders of other securities that rank pari passu with the Preference Shares) will rank ahead of the entitlement of Ordinary Shareholders. Holders of Preference Shares are not entitled to attend, speak or vote at any general meeting of RBS unless the meeting is considering the winding-up of RBS or the variation or abrogation of the rights attaching to the Preference Shares in which case holders of Preference Shares will have the right to speak to and vote upon any such resolution. Holders of Preference Shares will also have the right to vote in respect of any matter when the dividend payable in respect of the Preference Shares has not been declared and paid.